(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-29332

CUSIP NUMBER G69586108

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Peak International Limited
Full Name of Registrant

Former Name if Applicable

38507 Cherry Street, Unit G
Address of Principal Executive Office (Street and Number)

Newark, California 94560
City State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a press release dated January 28, 2005, the registrant has been performing an internal review of the payroll practices at the registrant’s factory operated in China. The registrant discovered variances in the computation and withholding of both taxes and social insurance contributions in the registrant’s factory. As a result of its recent review of these practices, the registrant may be obligated to pay approximately $1.5 million to $1.8 million for unpaid social insurance payments, back employment taxes for factory workers and interest on such amounts. Management of the registrant and the registrant’s audit committee are reviewing the impact on and potential accounting treatment of these potential liabilities with the registrant’s independent public auditors. In addition, the registrant’s independent public auditors are located in Hong Kong and have been on leave for the Lunar New Year holiday, which has slowed the registrant’s ability to determine the appropriate accounting treatment of these potential liabilities. As a result, the registrant will not be able to file its Form 10-Q for the quarter ended December 31, 2004 by the prescribed due date without unreasonable effort and expense.

The registrant intends to file its Form 10-Q for the quarter ended December 31, 2004, due on February 14, 2005 as soon as practicable but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William Snyder	510	449-0100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, as a result of its recent internal review of the payroll practices at the registrant’s factory in China, the registrant may be obligated to pay approximately $1.5 million to $1.8 million for unpaid social insurance payments and back employment taxes for factory workers plus interest on such amounts. Management of the registrant and the registrant’s audit committee are reviewing the impact on and potential accounting treatment of these potential liabilities with the registrant’s independent public auditors and, other than the estimate provided by the registrant above, a comparison of the results of operations cannot be made at this time.

Peak International Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2005	By:	/s/ Calvin Reed
Calvin Reed
Chief Executive Officer